Filed pursuant to Rule 424(b)(3)
File No. 333-265889

EATON VANCE FLOATING-RATE INCOME TRUST

Supplement to Prospectus dated September 27, 2022

1.	The following replaces “Portfolio contents.” in the Prospectus:

Portfolio contents. The Trust will pursue its objectives by investing its assets primarily in Senior Loans. Under normal market conditions, the Trust will invest at least 80% of its total assets in Senior Loans of domestic and foreign borrowers that are denominated in U.S. dollars or in euros, British pounds, Swiss francs, Canadian dollars and Australian dollars (each, an “Authorized Foreign Currency”). For the purposes of the 80% test, total assets is defined as net assets plus any borrowings for investment purposes, including any outstanding preferred shares. Senior Loans typically are secured with specific collateral and have a claim on the assets and/or stock that is senior to subordinated debtholders and stockholders of the borrower. Senior Loans are made to corporations, partnerships and other business entities (“Borrowers”) that operate in various industries and geographical regions, including foreign Borrowers. Senior Loans pay interest at rates that are reset periodically on the basis of a floating base lending rate plus a premium. Senior Loans typically are of below investment grade quality and have below investment grade credit ratings, which ratings are associated with securities having high risk, speculative characteristics (sometimes referred to as “junk”).

2.	The following replaces “Investment Objectives, Policies and Risks” under “Prospectus Summary” in the Prospectus:

The Trust’s investment objective is to provide a high level of current income. The Trust will, as a secondary objective, also seek preservation of capital to the extent consistent with its primary goal of high current income. Under normal market conditions, Eaton Vance expects the Trust to maintain a duration of less than one year (including the effect of leverage). In comparison to maturity (which is the date on which a debt instrument ceases and the issuer is obligated to repay the principal amount), duration is a measure of the price volatility of a debt instrument as a result of changes in market rates of interest, based on the weighted average timing of the instrument’s expected principal and interest payments. Duration differs from maturity in that it considers a security’s yield, coupon payments, principal payments and call features in addition to the amount of time until the security finally matures. The Trust pursues its objectives by investing primarily in Senior Loans. Senior Loans are loans in which the interest rate paid fluctuates based on a reference rate. Senior Loans typically are secured with specific collateral and have a claim on the assets and/or stock that is senior to subordinated debtholders and stockholders of the borrower. Senior Loans are made to corporations, partnerships and other business entities (“Borrowers”) which operate in various industries and geographical regions. Senior Loans pay interest at rates that are reset periodically by reference to a base lending rate, primarily the London Interbank Offered Rate (“LIBOR”), plus a premium. Under normal market conditions, the Trust will invest at least 80% of its total assets in Senior Loans of domestic and foreign borrowers that are denominated in U.S. dollars or in euros, British pounds, Swiss francs, Canadian dollars and Australian dollars (each, an “Authorized Foreign Currency”). For the purposes of the 80% test, total assets is defined as net assets plus any borrowings for investment purposes, including any outstanding preferred shares.

The Trust may invest up to 20% of its total assets in (i) loan interests which have (a) a second lien on collateral (“Second Lien”), (b) no security interest in the collateral, or (c) lower than a senior claim on collateral; (ii) other income-producing securities, such as investment and non-investment grade corporate debt securities and U.S. government and U.S. dollar-denominated foreign government or supranational debt securities; and (iii) warrants and equity securities issued by a Borrower or its affiliates as part of a package of investments in the Borrower or its affiliates. The Adviser anticipates that most of the Trust’s investments, including investments in Senior Loans, will be of below investment grade quality. The Trust may invest up to 20% of its total assets in corporate bonds of below investment grade quality (“Non-Investment Grade Bonds”), commonly referred to as “junk bonds,” which are bonds that are rated below investment grade by each of the nationally recognized statistical rating agencies (“Rating Agencies”) who cover the security, or, if unrated, are determined to be of comparable quality by the Adviser. S&P Global Ratings (“S&P”) and Fitch Ratings (“Fitch”) consider securities rated below BBB- to be below investment grade and Moody’s Investors Service, Inc. (“Moody’s”) considers securities rated below Baa3 to be below investment grade. The Trust’s credit quality policies apply only at the time a security is purchased, and the Trust is not required to dispose of a security in the event of a downgrade of an assessment of credit quality or the withdrawal of a rating. Securities rated in the lowest investment grade rating (BBB- or Baa3) may have certain speculative characteristics. Below investment grade quality securities are considered to be predominantly speculative because of the credit risk of the issuers. See “Investment Objectives, Policies and Risks - Risk Considerations - Non-Investment Grade Bonds Risk.”

Under normal market conditions, the Trust expects to maintain an average duration of less than one year (including the effect of leverage). As the value of a security changes over time, so will its duration. Prices of securities with longer durations tend to be more sensitive to interest rate changes than securities with shorter durations. In general, a portfolio of securities with a longer duration can be expected to be more sensitive to interest rate changes than a portfolio with a shorter duration.

Investing in loans involves investment risk. Some Borrowers default on their loan payments. The Trust attempts to manage this credit risk through portfolio diversification and ongoing analysis and monitoring of Borrowers. The Trust also is subject to market, liquidity, interest rate and other risks. See “Investment Objectives, Policies and Risks.”

Sarah A. Choi, Ralph H. Hinckley, Jr., Catherine C. McDermott, Daniel P. McElaney and Andrew N. Sveen are the portfolio managers of the Trust. Mr. Hinckley is a Vice President of Eaton Vance and has been a portfolio manager of the Trust since January 2008. Messrs. McElaney and Sveen and Ms. McDermott are Vice Presidents of Eaton Vance and have been portfolio managers of the Trust since March 2019. Ms. Choi is a Vice President of Eaton Vance and has been a portfolio manager of the Trust since July 2022. Messrs. Hinckley, McElaney and Sveen and Ms. McDermott have been employed by Eaton Vance for more than five years and manage other Eaton Vance funds. Ms. Choi has been employed by Eaton Vance since October 2019 and manages other Eaton Vance funds. Prior to joining Eaton Vance, Ms. Choi worked as a Senior Credit Analyst at Apex Credit Partners from 2014 to 2019.

The Trust’s investments are actively managed, and Senior Loans and other securities may be bought or sold on a daily basis. The Adviser’s staff monitors the credit quality and price of Senior Loans and other securities held by the Trust, as well as other securities that are available to the Trust. The Trust may invest in individual Senior Loans and other securities of any credit quality. Although the Adviser considers ratings when making investment decisions, it generally performs its own credit and investment analysis and does not rely primarily on the ratings assigned by the Rating Agencies. In evaluating the quality of particular Senior Loans or other securities, whether rated or unrated, the Adviser will normally take into consideration, among other things, the issuer’s financial resources and operating history, its sensitivity to economic conditions and trends, the ability of its management, its debt maturity schedules and borrowing requirements, and relative values based on anticipated cash flow, interest and asset coverage, and earnings prospects.

The Trust may invest up to 15% of net assets in Senior Loans denominated in Authorized Foreign Currencies and may invest in other securities of non-United States issuers. The Trust’s investments may have significant exposure to certain sectors of the economy and thus may react differently to political or economic developments than the market as a whole. The Trust may accept equity securities in connection with a debt restructuring or reorganization of a Borrower either inside or outside of bankruptcy. The Trust may hold equity securities issued in exchange for a Senior Loan or issued in connection with the debt restructuring or reorganization of a Borrower. The Trust may also acquire additional equity securities of such Borrower or its affiliates if, in the judgment of the Adviser, such an investment may enhance the value of a Senior Loan held or would otherwise be consistent with the Trust’s investment policies.

The Trust may purchase or sell derivative instruments (which derive their value from another instrument, security or index) for risk management purposes, such as hedging against fluctuations in Senior Loans and other securities prices or interest rates; diversification purposes; changing the duration of the Trust; or leveraging the Trust. Transactions in derivative instruments may include the purchase or sale of futures contracts on securities, indices and other financial instruments, credit-linked notes, tranches of collateralized loan obligations and/or collateralized debt obligations, options on futures contracts, and exchange-traded and over-the-counter options on securities or indices, forward foreign currency exchange contracts, and interest rate, total return and credit default swaps. Guidelines of any rating organization that rates any preferred shares issued by the Trust, including VRTP Shares (as defined below), may limit the Trust’s ability to engage in such transactions. Subject to the Trust’s policy of investing at least 80% of its total assets in Senior Loans and subject to the thresholds on the use of futures contracts and related options imposed by Rule 4.5 under the Commodity Exchange Act, as amended (the “CEA”) as promulgated by the Commodity Futures Trading Commission (“CFTC”), the Trust may invest, without limitation, in the foregoing derivative instruments for the purposes stated herein.

3.	The following replaces “General Composition of the Trust” under “Primary Investment Policies” under “Investment Objective, Policies and Risks” in the Prospectus:

General Composition of the Trust. Under normal market conditions, the Trust will invest at least 80% of its total assets in Senior Loans of domestic and foreign borrowers that are denominated in U.S. dollars or in euros, British pounds, Swiss francs, Canadian dollars and Australian dollars (each, an “Authorized Foreign Currency”). For the purposes of the 80% test, total assets is defined as net assets plus any borrowings for investment purposes, including any outstanding preferred shares. The Trust may invest up to 20% of its total assets in (i) loan interests which have (a) a second lien on collateral, (b) no security interest in the collateral, or (c) lower than a senior claim on collateral; (ii) other income-producing securities, such as investment and non-investment grade corporate debt securities and U.S. government and U.S. dollar-denominated foreign government or supranational debt securities; and (iii) warrants and equity securities issued by a Borrower or its affiliates as part of a package of investments in the Borrower or its affiliates. During unusual market conditions, the Trust may invest up to 100% of assets in cash or cash equivalents which may be inconsistent with its investment objectives and other policies. The Adviser anticipates that most of the Trust’s investments, including investments in Senior Loans, will be of below investment grade quality. The Trust may invest up to 20% of its total assets in corporate bonds of below investment grade quality (“Non-Investment Grade Bonds”), commonly referred to as “junk bonds,” which are bonds that are rated below investment grade by each of the Rating Agencies who cover the security, or, if unrated, are determined to be of comparable quality by the Adviser. S&P and Fitch consider securities rated below BBB- to be below investment grade and Moody’s considers securities rated below Baa3 to be below investment grade. The Trust’s credit quality policies apply only at the time a security is purchased, and the Trust is not required to dispose of a security in the event of a downgrade of an assessment of credit quality, the withdrawal of a rating, or in the event of a default. In determining whether to retain or sell such a security, Eaton Vance may consider such factors as Eaton Vance’s assessment of the credit quality of the issuers of such security, the price at which such security could be sold and the rating, if any, assigned to such security by other Rating Agencies. Securities rated in the lowest investment grade rating (BBB- or Baa3) may have certain speculative characteristics. Below investment grade quality securities are considered to be predominantly speculative because of the credit risk of the issuers. See “Investment Objectives, Policies and Risks - Risk Considerations - Non-Investment Grade Bonds Risk.”

The Trust’s policy of investing, under normal market conditions, at least 80% of its total assets in Senior Loans is not considered to be fundamental by the Trust and can be changed without a vote of the Trust’s shareholders. However, this policy may only be changed by the Trust’s Board following the provision of 60 days prior written notice to the Trust’s shareholders.

Under normal market conditions, the Trust expects to maintain an average duration of less than one year (including the effect of leverage). As the value of a security changes over time, so will its duration. Prices of securities with longer durations tend to be more sensitive to interest rate changes than securities with shorter durations. In general, a portfolio of securities with a longer duration can be expected to be more sensitive to interest rate changes than a portfolio with a shorter duration.

The Adviser’s staff monitors the credit quality and the price of Senior Loans and other securities held by the Trust, as well as other securities that are available to the Trust. The Trust may invest in Senior Loans and other securities of any credit quality. Although the Adviser considers ratings when making investment decisions, it generally performs its own credit and investment analysis and does not rely primarily on the ratings assigned by the Rating Agencies. In evaluating the quality of a particular security, whether rated or unrated, the Adviser will normally take into consideration, among other things, the issuer’s financial resources and operating history, its sensitivity to economic conditions and trends, the ability of its management, its debt maturity schedules and borrowing requirements, and relative values based on anticipated cash flow, interest and asset coverage, and earnings prospects. The Adviser will attempt to reduce the risks of investing in lower rated or unrated debt instruments through active portfolio management, credit analysis and attention to current developments and trends in the economy and the financial markets.

The Trust is not required to dispose of a security in the event that a Rating Agency downgrades its assessment of the credit characteristics of a particular issue or withdraws its assessment, including in the event of a default. In determining whether to retain or sell such a security, Eaton Vance may consider such factors as Eaton Vance's assessment of the credit quality of the issuers of such security, the price at which such security could be sold and the rating, if any, assigned to such security by other Rating Agencies.

The Trust may invest up to 15% of net assets in Senior Loans denominated in Authorized Foreign Currencies and may invest in other securities of non-United States issuers. The Trust’s investments may have significant exposure to certain sectors of the economy and thus may react differently to political or economic developments than the market as a whole. The Trust may accept equity securities in connection with a debt restructuring or reorganization of a Borrower either inside or outside of bankruptcy. The Trust may hold equity securities issued in exchange for a Senior Loan or issued in connection with the debt restructuring or reorganization of a Borrower. The Trust may also acquire additional equity securities of such Borrower or its affiliates if, in the judgment of the Adviser, such an investment may enhance the value of a Senior Loan held or would otherwise be consistent with the Trust’s investment policies.

The Trust may purchase shares of other investment companies, including open- and closed-end investment companies and exchange-traded funds, with a similar investment objective and policies as permitted under the 1940 Act. Such investments are limited to 10% of total assets overall, with no more than 5% invested in any one issuer. The value of shares of other closed-end investment companies and exchange-traded funds is affected by risks similar to those of the Trust, such as demand for those securities regardless of the demand for the underlying portfolio assets. Investment companies bear fees and expenses that the Trust will bear indirectly, so investors in the Trust will be subject to duplication of fees. The Trust also may invest up to 5% of its total assets in structured notes or derivatives with rates of return determined by reference to the total rate of return on one or more Senior Loans referenced in such notes or instruments. The rate of return on the structured note may be determined by applying a multiplier to the rate of total return on the referenced Senior Loan or Loans. Application of a multiplier is comparable to the use of financial leverage, a speculative technique. Leverage magnifies the potential for gain and the risk of loss; as a result, a relatively small decline in the value of a referenced Senior Loan could result in a relatively large loss in the value of a structured note or derivative. Common Shares of other investment companies and structured notes or derivatives as discussed above that invest in Senior Loans or baskets of Senior Loans will be treated as Senior Loans for purposes of the Trust’s policy of normally investing at least 80% of its assets in Senior Loans, and may be subject to the Trust’s leverage limitations.

July 24, 2023